EX-99.77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective February 29, 2016 the Cash Reserves Fund changed to a government money market fund and adopted a principal investment strategy to normally invest at least 99.5% of its total assets in cash, government securities, and/or repurchase agreements that are collateralized by cash, and/or government securities. Additionally, the Fund changed its name to the Government Money Market Fund.